Exhibit 4.3

Amendment Number 2

to

PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees

(Effective as of January 1, 2012)

WHEREAS, PCS Administration (USA), Inc. (the “Sponsor”) is the sponsor of the PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees (the “Plan”), a qualified defined contribution plan maintained pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, the Sponsor desires to amend the Plan in connection with an application under the IRS’ Voluntary Correction Program to incorporate a three-year cliff vesting schedule for basic contributions made on behalf of certain employees of PCS Nitrogen Ohio, L.P. who are PCS production and maintenance employees at the Lima, Ohio plant represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, Local 1-626; and

WHEREAS, pursuant to Article 14 of the Plan, the Sponsor may amend the Plan at any time and has authorized its officers to execute this Amendment.

NOW THEREFORE BE IT RESOLVED, effective as of January 1, 2012, Supplement A, Section A.4 of the Plan is hereby amended as follows:

“A.4	Additional Employer Contributions

In addition to the Employer Matching Contributions and Employer Performance Contributions described in Sections 4.3 and 4.4 of the Plan, the Employer shall make an additional Basic Contribution on behalf of qualifying Participants who are Eligible Employees under this Supplement, as further described below:

(a)	In General. A Basic Contribution shall be made on behalf of each Eligible Employee, regardless of whether each Employee has elected to make Before-Tax Contributions or After-Tax Contributions to the Plan as described in Article 4. Basic Contributions shall be contributed by the Employer to the Trustee each payroll period, and shall be equal to five percent (5%) of the Eligible Employee’s base pay earned during such pay period, Effective as of the first full payroll period beginning after October 1, 2012, such Basic Contributions shall be equal to six percent (6%) of the Eligible Employee’s base pay earned during the pay period.

(b)

Allocation. Amounts described in subsection (a) shall be held in the Participant’s Basic Contribution Account. Such account shall be subject to the same distribution, loan, and withdrawal restrictions as apply to the Employer Matching Contributions Account. Notwithstanding the foregoing, in lieu of the vesting schedule described in Section 5.2(b) of the Plan, a Participant shall become vested in the amount held in his Basic Contribution Account according to the following schedule:

Years of Vesting Service	Nonforfeitable Percentage
less than 1 year	0%
1 year	0%
2 years	0%
3 years	100%”

*        *        *

IN WITNESS WHEREOF, the Sponsor has caused this instrument to be executed on its behalf by its duly authorized officer effective as of the 25th day of June 2013.

PCS Administration (USA), Inc.

By:	/s/ Lee M. Knafelc
Lee M. Knafelc
V.P. Administration & H.R.

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